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                             DataWave Systems Inc.
                              101 West 5th Avenue
                          Vancouver, British Columbia
                                Canada V5Y 1H9

                               September 4, 1998


Barry N. Summer
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


          Re:  DataWave Systems Inc. (the "REGISTRANT")
               Withdrawal of Registration Statement on Form S-1
               Commission File No. 333-56019


Dear Mr. Summer:

          Pursuant to Rule 477 of the Securities Act of 1933, the Registrant hereby respectfully requests the Securities and Exchange Commission's consent to the withdrawal of the Registration Statement on Form S-1, Commission File No. 333-56019 (as amended through the date hereof, the "REGISTRATION STATEMENT") of the Registrant.

          Upon the grant of the Securities and Exchange Commission's consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state "Withdrawn upon the request of the registrant, the Commission consenting thereto." We would appreciate it if such order would be placed in Commission File No. 333-56019.

          Please do not hesitate to contact the undersigned or Morgan P. Guenther or Ken Kimura of Paul, Hastings, Janofsky & Walker LLP, counsel to the Registrant, at (415) 835-1623 with any questions with regard to this matter.

                              Very truly yours,


                              DataWave Systems Inc.


                              By: /s/ Clive Barwin
                                  ----------------
                                    Clive Barwin
                                    President

cc:  Mr. Keith Pisani, Ms. Barbara Stark and Joseph Kempf